Exhibit 99.1

Locafy Announces First Subscription Contract from Agreement with U.S.-Based Media Publisher

Media Publisher Receives First Order from Large Advertising Agency to Utilize Locafy’s Article Accelerator SEO Technology

PERTH, Australia – December 12, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in programmatic “Entity-Based” search engine marketing, today announced that it has received its first subscription contract to apply Locafy’s Keystone technology with the goal of improving online rankings for existing published advertorials. This contract represents the first order stemming from Locafy’s agreement with the U.S.-based diversified media publisher previously announced in June.

Locafy’s Article Accelerator (“Article Accelerator”), based on Locafy’s Keystone technology, specializes in rapidly increasing the prominence of advertorials within a recognized media brand in online search results for competitive keywords. As previously announced in November 2023, the U.S.-based media publisher, one of the largest in the U.S., implemented Locafy Article Accelerator for a series of trials across several online advertorials in highly competitive search markets from the beginning of October 2023 to the middle of November 2023.

These trials were deemed to be highly successful, showing Article Accelerator’s capability to drive advertorials from having negligible online presences to consistently ranking on Page 1 of Google search results for competitive national keywords within weeks of implementation. This week, the U.S.-based media publisher placed its first order on behalf of one its larger advertising agencies to implement Article Accelerator for one advertising agency client among this agency’s roster of several hundred clients.

“Article Accelerator has consistently shown that it can help our customers rise to the top of online search,” said Locafy CEO Gavin Burnett. “We believe that there are no alternative SEO solutions available on the market today that can deliver equivalent rapid results in highly competitive markets. After two months of proving our technology’s capabilities with this media publisher, this initial contract is a testament to this publisher’s confidence in our solution.”

Locafy management is working with this media publisher to mobilize its sizable sales team to increase its usage of Locafy’s technology across its substantial base of advertising agency clients. Based on the media publisher’s size, Locafy management anticipates that subsequent deals have the potential to create recurring revenue opportunity tailwinds for Locafy’s business.

“The market for Article Accelerator solution is substantial in size and largely untapped,” Burnett continued. “As the volume of AI-generated content in online search grows, media publishers are in continually searching for strategies that will help them increase their readership while also increasing recurring revenue. We’re confident that Article Accelerator positions us to take advantage of this opportunity by providing users with a tool that can achieve additional leverage from already-published advertising products. We believe that Locafy can capture more of this significant customer set over time, and we look forward to expanding our relationship with this publisher and its advertising agency partners in 2024.”

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

About Locafy Limited

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. Locafy helps businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Contact:

Tom Colton or Chris Adusei-Poku

Gateway Group

949-574-3860

LCFY@gatewayir.com